UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

IO Biotech, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

449778109

(CUSIP Number)

Barbara Fiorini Due

Novo Holdings A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 449778109

1.	Name of Reporting Person: Novo Holdings A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 3,277,932 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,277,932 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,277,932 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 11.8% (2)
14.	Type of Reporting Person: CO

(1)	Includes purchase of shares of Common Stock in the Issuer’s initial public offering (the “IPO”).
(2)

Based upon 27,742,767 shares of the Issuer’s Common Stock outstanding after the Issuer’s IPO, as reported in the Issuer’s prospectus pursuant to rule 424(b)(4) filed with the Securities and Exchange Commission (“SEC”) on November 8, 2021.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of IO Biotech, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at Ole Maaloes Vej 3, DK 2200 Copenhagen N, Denmark.

Item 2.	Identity and Background

(a)

Novo Holdings A/S, a Danish corporation, and an investment firm focused on life sciences and finance that is wholly owned by Novo Nordisk Foundation (the “Foundation”), a Danish commercial foundation. Novo Holdings A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S and Novozymes A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo Holdings A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo Holdings A/S. Emmanuelle Coutanceau, Ph.D. is employed as a partner of Novo Holdings A/S and was designated to the board of directors of the Issuer by Novo Holdings A/S in October 2019. Dr. Coutanceau is not deemed to be a beneficial owner of the securities held by Novo Holdings A/S.

The name of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(b)	The business address of both Novo Holdings A/S and the Foundation is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

The residence or business address of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(c)

Novo Holdings A/S, a holding company that is responsible for managing the Foundation’s assets, provides seed and venture capital to development stage companies and invests in well-established companies within the life science and biotechnology sector.

The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.

(d)	Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in Schedule I has been convicted in any criminal proceedings.

(e)

Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s IPO, Novo Holdings A/S acquired the following securities of the Issuer:

(i)

In December 2014, Novo Holdings A/S purchased 7,143 shares of Series B preference stock of IO Biotech ApS for €70.00 per share and an aggregate purchase price of approximately €500 thousand. The purchase price for these shares was paid by Novo Holdings A/S from its working capital.

(ii)

In December 2015, Novo Holdings A/S purchased 21,321 shares of Series B preference stock of IO Biotech ApS for €46.90 per share, and received 1,353 anti-dilution shares, for an aggregate purchase price of approximately €1 million. The purchase price for these shares was paid by Novo Holdings A/S from its working capital.

(iii)

In December 2016, Novo Holdings A/S purchased 53,304 shares of Series B preference stock of IO Biotech ApS for €51.59 per share and an aggregate purchase price of approximately €2.7 million. The purchase price for these shares was paid by Novo Holdings A/S from its working capital.

(iv)

In May 2018, Novo Holdings A/S purchased convertible notes from IO Biotech ApS for an aggregate purchase price of approximately $3.5 million, which notes converted in December 2018 to 52,404 shares of Series B preference stock of IO Biotech ApS with a value of €59.33 per share. The purchase price for the convertible notes was paid by Novo Holdings A/S from its working capital.

(v)

In July 2019, Novo Holdings A/S purchased convertible notes from IO Biotech ApS for an aggregate purchase price of approximately $3.44 million, which notes converted in April 2020, to 53,414 shares of Series B preference stock of IO Biotech ApS with a value of €59.33 per share. The purchase price for the convertible notes was paid by Novo Holdings A/S from its working capital.

(vi)

In July 2020, Novo Holdings A/S purchased 28,168 shares of Series B preference stock of IO Biotech ApS for $67.46 per share and an aggregate purchase price of approximately $1.9 million. The purchase price for these shares was paid by Novo Holdings A/S from its working capital.

(vii)

In January 2021, Novo Holdings A/S purchased 31,844 shares of Series C preference stock of IO Biotech ApS for $121.55 per share and an aggregate purchase price of approximately $3.9 million. The purchase price for these shares was paid by Novo Holdings A/S from its working capital.

(viii)

In October 2021, Novo Holdings A/S purchased 43,423 shares of Series C preference stock of IO Biotech ApS for $121.55 per share and an aggregate purchase price of approximately $5.6 million. The purchase price for these shares was paid by Novo Holdings A/S from its working capital.

(ix)

In October 2021, all of the Series B preference stock and all of the Series C preference stock of IO Biotech ApS were converted and exchanged into Series B preferred stock and Series C preferred stock of the Issuer, respectively, on a one-for-one basis.

On November 9, 2021, the closing date of the IPO:

(i)

Novo Holdings A/S acquired an aggregate of 2,006,175 shares of Common Stock of the Issuer from the automatic conversion of the Series B preferred stock, and an aggregate of 946,217 shares of Common Stock of the Issuer from the automatic conversion of Series C preferred stock that occurred automatically upon the closing of the IPO, based on a conversion ratio that takes into account interest that accrued since the date of issuance of the preference stock and the price of the stock sold to the underwriters in the IPO; and

(ii)

Novo Holdings A/S purchased 325,000 shares of Common Stock from the underwriters (the “IPO Shares”) at $14.00 per share for an aggregate purchase price of $4.5 million pursuant to the provisions of the Underwriting Agreement among the Issuer and the several underwriters for the IPO. The purchase price of the IPO Shares was paid by Novo Holdings A/S from its working capital.

(iii)	Following these purchases in the IPO, Novo Holdings A/S held a total of 3,277,932 shares of Common Stock.

Item 4.	Purpose of Transaction

The acquisitions of Issuer securities made by Novo Holdings A/S, as described in this Schedule 13D, were for investment purposes. Novo Holdings A/S intends to review its investments in the Issuer on a continuing basis and any actions Novo Holdings A/S might undertake will be dependent upon its review of numerous factors from time to time, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Novo Holdings A/S may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities of the Issuer then held, in the open market or in privately negotiated transactions.

Emmanuelle Coutanceau, Ph.D. is employed as a partner of Novo Holdings A/S and was designated to the board of directors of the Issuer by Novo Holdings A/S in October 2019. Dr. Coutanceau is not deemed to be a beneficial owner of the securities held by Novo Holdings A/S. Dr. Coutanceau may engage in communications with the Issuer’s other directors and members of management, and stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same. Other than as described herein, Novo Holdings A/S currently does not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, Novo Holdings A/S may review or reconsider or change its purpose or formulate different plans, strategies, or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a)    Novo Holdings A/S beneficially owns 3,277,932 shares of Common Stock (the “Novo Shares”) representing approximately 11.8% of the Issuer’s outstanding shares of Common Stock, based upon 27,742,767 shares of the Issuer’s Common Stock outstanding after the Issuer’s IPO, as reported in the Issuer’s prospectus pursuant to rule 424(b)(4) filed with the SEC on November 8, 2021.

(b)    Novo Holdings A/S is a Danish corporation wholly owned by the Novo Nordisk Foundation. Novo Holdings A/S has the sole power to vote and dispose of the Novo Shares. Neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.

(c)    Except as described herein, Novo Holdings A/S has not effected any transactions in the Issuer’s Common Stock within the past 60 days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Stock within the past 60 days.

(d)    Novo Holdings A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Novo Shares.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of an Investors’ Rights Agreement with the Issuer dated October 29, 2021, certain holders of the Issuer’s Common Stock, including Novo Holdings A/S, are entitled to rights with respect to the registration of their shares of Common Stock (the “registerable securities”) under the Securities Act of 1933, as amended. Beginning 180 days after the completion of the IPO, the holders of a majority of our registrable securities then outstanding that we file a registration statement under the Securities Act covering at least 40% of our registrable securities then outstanding, have demand rights to request the registration on Form S-1 of their registrable securities. In addition, the holders of 30% of the then-outstanding registrable securities can request that the Issuer register all or part of their shares on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered, net of selling expenses, is at least $10 million. The stockholders may only require 2 registration statements on Form S-3 in a 12-month period. If the Issuer registers any of its securities for public sale, holders of then-outstanding registrable securities or their permitted transferees will have the right to include their registrable securities in such registration statement, subject to certain exclusions. All of these registration rights will expire, with respect to any particular holder, on the earliest to occur of (a) three years following the completion of the Issuer’s IPO or (b) at such time that all of the holder’s registrable securities can be sold without limitation in any ninety-day period without registration in compliance with Rule 144 or a similar exemption.

In addition, the Issuer, its directors and officers, and the holders of substantially all of its outstanding securities, including Novo Holdings A/S, entered into lock-up agreements, pursuant to which they agreed with the underwriters that, for a period of 180 days following the date of the prospectus in connection with the IPO, subject to certain exceptions, they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of the Issuer’s shares of Common Stock, or any options or warrants to purchase any shares of its Common Stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of its Common Stock.

The descriptions of the Investors’ Rights Agreement and the Lock-Up Agreement in this Item 6 of the Schedule 13D are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

Item 7.	Material to be Filed as Exhibits

Investors’ Rights Agreement, dated as of October 29, 2021 (incorporated by reference to Exhibit 10.13 to the Issuer’s Registration Statement on Form S-1/A filed with the SEC on November 1, 2021).

Exhibit 99.1 Form of Lock-Up Agreement between Novo Holdings A/S and the Underwriters.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2021	Novo Holdings A/S

/s/ Barbara Fiorini Due
	By:	Barbara Fiorini Due
	Its:	General Counsel

Signature Page to Schedule 13D

Reporting Person: Novo Holdings A/S            Issuer: IO Biotech, Inc.

Schedule I

Information regarding each director and executive officer of both Novo Holdings A/S and the Novo Nordisk Foundation is set forth below.

Novo Holdings A/S
Name, Title	Address	Principal Occupation	Citizenship

Lars Rebien Sørensen, Chairman of the Board	Christianholms Tværvej 27, 2930 Klampenborg Denmark	Professional Board Director	Denmark

Steen Riisgaard, Vice Chairman of the Board	Hestetangsvej 155, 3520 Farum, Denmark	Professional Board Director	Denmark

Jean-Luc Butel, Director	235 Arcadia Road unit # 10-3 28984 Singapore	Global Healthcare Advisor, President, K8 Global Pte Ltd.	Singapore

Jeppe Christiansen, Director	c/o Kasper Fonager Christiansen Classensgade 59, 5. th. 2100 Kobenhavn Ø Denmark	Chief Executive Officer, Fondsmaeglerselskabet Maj Invest A/S	Denmark

Francis Michael Cyprian Cuss, Director	111 Rippling Brook Way, Bernardsville, NJ 07924 USA	Former Executive Vice President and Chief Scientific Officer of Bristol-Myers Squibb	United Kingdom

Viviane Monges, Director	Chemin de Craivavers 32, 1012 Lausanne, Switzerland	Professional Board Director	France

Henrik Poulsen, Director	Emiliekildevej 36 2930 Klampenborg Denmark	Professional Board Director and Senior Advisor, A.P. Møller Holding A/S,	Denmark

Poul Carsten Stendevad, Director	3220 Idaho Ave NW Washington, DC 20016 USA	Senior Fellow, Bridgewater Associates	Denmark

Kasim Kutay, Chief Executive Officer of Novo Holdings A/S	Bredgade 65, 3.tv. 1260 Copenhagen K. Denmark	Chief Executive Officer of Novo Holdings A/S	United Kingdom

Novo Nordisk Foundation
Name, Title	Address	Principal Occupation	Citizenship

Lars Rebien Sørensen, Chairman of the Board	Christianholms Tværvej 27 2930 Klampenborg Denmark	Professional Board Director	Denmark

Marianne Philip, Vice Chairman of the Board	Annasvej 28 2900 Hellerup Denmark	Attorney	Denmark

Novo Nordisk Foundation
Name, Title	Address	Principal Occupation	Citizenship
Steen Riisgaard, Director	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Mads Krogsgaard Thomsen, Chief Executive Officer	Præstevejen 38 3230 Græsted Denmark	Chief Executive Officer, Novo Nordisk Foundation	Denmark

Anne Marie Kverneland, Director	Nybrovej 216 2800 Kgs. Lyngby Denmark	Laboratory technician, Novo Nordisk A/S	Denmark

Lars Bo Køppler, Director	Anemonevej 7 3550 Slangerup Denmark	Technician, Novozymes A/S	Denmark

Lars Henrik Fugger, Director	72 Staunton Road, Headington Great Britain	Professor, John Radcliffe Hospital, University of Oxford, Oxford, Great Britain	Denmark

Lars Henrik Munch, Director	Galionsvej 46 1437 Copenhagen K Denmark	Professional Board Director	Denmark

Mads Boritz Grøn, Director	Horsevænget 4 3400 Hillerød Denmark	Senior Lead Auditor	Denmark

Liselotte Højgaard, Director	Grønningen 21 1270 Copenhagen K Denmark	Professor	Denmark